News release

Sun Life

Sun Life Appoints Chris Wei to EVP and Chief Client and Innovation Officer

TORONTO, August 3, 2022 – Kevin Strain, President and CEO of Sun Life, is pleased to announce the appointment of Chris Wei as Executive Vice-President and Chief Client and Innovation Officer (CCIO), reporting to him. Chris brings more than 25 years of global leadership experience in insurance and wealth management and will be a member of Sun Life's Executive Team.



Chris Wei, EVP and Chief Client and Innovation Officer, Sun Life

In this newly created role, Chris will be responsible for leading the company's commitment to Client experience excellence. The Chief Sustainability Officer, Chief Marketing Officer and head of Corporate Communications will report to Chris. Combined, these teams will aim to strategically position Sun Life as a sustainability-driven, Client-centered and people-first global brand.

Chris will also be responsible for identifying and cultivating innovative solutions focused on achieving our Purpose, including the establishment of measurable targets in helping our Clients achieve lifetime financial security and live healthier lives, whilst maximising our impact to foster a sustainable society and healthier planet.

"We're excited to welcome Chris to Sun Life," said Kevin Strain, President and CEO of Sun Life. "Chris brings tremendous international experience, leadership and a depth of industry knowledge to Sun Life. His experience in business transformation initiatives and product and channel development will play a pivotal role in driving growth and bringing our Client Impact strategy to life. His expertise in insurance, wealth management and banking will be a valued asset for our team."

Chris Wei said: "It is my honour to join Sun Life in this newly created role. Sun Life is a highly successful group, with a respected brand and disciplined businesses in Canada, USA and Asia. I look forward to working closely with Kevin and the Executive team as we support the lives of millions of Clients and deliver on our purpose in helping them achieve lifetime financial security and healthier lives, whilst delivering long-term value for our shareholders."

Chris has experience working with several well-known and well-respected brands in the financial services industry in London, Hong Kong, Singapore and Canada and combines business acumen with digital expertise to help organizations drive a digital vision and strategy.

Originally from Toronto, Chris holds an Honours Bachelor of Science degree from the University of Toronto with a specialization in Actuarial Science. He is an Associate of the Casualty Actuarial Society (A.C.A.S) and a member of the American Academy of Actuaries (MA.A.A.). Chris will be based in Singapore.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management of $1.26 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Aishling Cullen
Vice-President
Corporate Communications
T. 416-979-6487
aishling.cullen@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
investor_relations@sunlife.com